PBF Energy Inc.
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

October 19, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Liz Packebusch, Kevin Dougherty and David Plattner

Re:	PBF Energy Inc. Registration Statement on Form S-4 Filed August 26, 2022 File No. 333-267119

To the addresses set forth above:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, PBF Energy Inc., a Delaware corporation, hereby requests acceleration of the effectiveness of the above-captioned Registration Statement to 4:00 p.m., Eastern Time, on October 21, 2022 or as soon as reasonably practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

PBF ENERGY INC.

By:	/s/ Trecia M. Canty
Trecia M. Canty
Senior Vice President, General Counsel & Secretary

cc:	Philip Haines, Hunton Andrews Kurth LLP
Jordan Hirsch, Hunton Andrews Kurth LLP